UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
TD AMERITRADE Holding Corporation
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
87236Y108
(CUSIP Number of Class of Securities)
(Underlying Ordinary Shares)

David Lambert, Esq.
Deputy General Counsel
TD AMERITRADE Holding Corporation
4211 South 102nd Street
Omaha, NE 68127
(402) 331-7856
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Larry W. Sonsini, Esq.
Ralph J. Barry, Esq.
Robert D. Sanchez, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
12235 El Camino Real, Suite 200
San Diego, CA 92130
Tel: (858) 350-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,255,707	$192.05

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be modified pursuant to this offer. These options have an aggregate value of $6,255,707 as of February 20, 2007, calculated based on a Black-Scholes option pricing model.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contracts, Transactions, Negotiations and Arrangements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13e-3
SIGNATURE
INDEX TO EXHIBITS
Offer to Amend the Exercise Price of Certain Options
Form of E-mail Announcing Offer
Letter to all Eligible Employees
Election Form
Withdrawal Form
Form of Confirmation and Reminder E-mails
Form of E-mail Invitation
Form of Option Amendment
Form of Stock Option Agreement
Ameritrade Holding Corporation 1996 Long-Term Incentive Plan, as Amended and Restated

SCHEDULE TO
     This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by TD AMERITRADE Holding Corporation, a Delaware corporation (“TD AMERITRADE” or the “Company”), to amend certain outstanding options as set forth under the Offer to Amend the Exercise Price of Certain Options dated February 22, 2007 (the “Offer to Amend”), which is filed as Exhibit (a)(1)(A) hereto and incorporated herein by reference.
     This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” and “Questions and Answers” in the Offer to Amend is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and address.
     The name of the issuer is TD AMERITRADE Holding Corporation, a company organized under the laws the State of Delaware, and the address of its principal executive office is 4211 South 102nd Street, Omaha, Nebraska 68127. TD AMERITRADE’s telephone number is (402) 331-7856. The information set forth in the Offer to Amend under Section 10, “Information concerning the Company,” is incorporated herein by reference.
     (b) Securities.
     This Tender Offer Statement on Schedule TO relates to an offer by TD AMERITRADE to holders of certain outstanding options to purchase its common stock granted under the Company’s 1996 Long-Term Incentive Plan, as amended and restated (the “Incentive Plan”), to amend certain outstanding options to purchase TD AMERITRADE common stock as set forth in the Offer to Amend and upon the terms and subject to the conditions described in (i) the Offer to Amend attached hereto as Exhibit (a)(1)(A), (ii) the letter to all eligible employees from Karen Ganzlin attached hereto as Exhibit (a)(1)(C), (iii) the Election Form attached hereto as Exhibit (a)(1)(D) and (iv) the withdrawal form attached hereto as Exhibit (a)(1)(E).
     As of February 12, 2007, there were options to purchase 592,862 shares of TD AMERITRADE common stock outstanding and eligible to participate in this Offer to Amend.
     (c) Trading market and price.
     The information with respect to the Company’s common stock set forth in the Offer to Amend under Section 8, “Price range of shares underlying the options,” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.
     (a) Name and address.
     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.
     Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material terms.
     The information set forth in the Offer to Amend under “Summary Term Sheet,” “Questions and Answers,” “Eligibility” (Section 1), “Number of options and amount of consideration; expiration date” (Section 2), “Procedures for electing to participate in this offer” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for amendment and amended options” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of amended options” (Section 9), “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material United States federal income tax consequences” (Section 14), and “Extension of offer; termination; amendment” (Section 15), is incorporated herein by reference.
     (b) Purchases.
     The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Arrangements.
     (e) Agreements involving the subject company’s securities.
     The information set forth in the Offer to Amend under Section 9, “Source and amount of consideration; terms of amended options,” and Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference. See also (i) the form of option amendment under the Incentive Plan attached hereto as Exhibit (a)(1)(H), (ii) the Incentive Plan and (iii) the form of stock option agreement under the Incentive Plan attached as Exhibit (a)(1)(I)(i).
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Offer to Amend under Section 3, “Purpose of the offer” is incorporated herein by reference.

     (b) Uses of securities acquired.
     The information set forth in the Offer to Amend under Section 6, “Acceptance of options for amendment and amended options,” and Section 12, “Status of options amended by us in the offer; accounting consequences of the offer,” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Offer to Amend under Section 3, “Purpose of the offer,” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Sources of funds.
     The information set forth in the Offer to Amend under Section 9, “Source and amount of consideration; terms of amended options,” and Section 16, “Fees and expenses,” is incorporated herein by reference.
     (b) Conditions.
     The information set forth in the Offer to Amend under Section 7, “Conditions of the offer,” is incorporated herein by reference.
     (d) Borrowed funds.
     Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities ownership.
     The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.
     (b) Securities transactions.
     The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     Not applicable.

Item 10. Financial Statements.
     (a) Financial information.
     The information set forth in the Offer to Amend under Section 18, “Financial statements,” is incorporated herein by reference.
     (b) Pro forma information.
     Not applicable.
Item 11. Additional Information.
     (a) Agreements, regulatory requirements and legal proceedings.
     The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” and Section 13, “Legal matters; regulatory approvals,” is incorporated herein by reference.
     (b) Other material information.
     Not applicable.
Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated February 22, 2007

(a)(1)(B)	Form of e-mail announcing offer

(a)(1)(C)	Letter to all eligible employees from Karen Ganzlin

(a)(1)(D)	Election form

(a)(1)(E)	Withdrawal form

(a)(1)(F)	Form of confirmation and reminder e-mails

(a)(1)(G)	Form of e-mail invitation

(a)(1)(H)	Form of option amendment under the Ameritrade Holding Corporation 1996 Long-Term Incentive Plan, as amended and restated

(a)(1)(I)(i)	Form stock option agreement under the Ameritrade Holding Corporation 1996 Long-Term Incentive Plan, as amended and restated

(a)(1)(I)(ii)	Ameritrade Holding Corporation 1996 Long-Term Incentive Plan as amended and restated

(b)	Not applicable

(d)(1)	Form stock option agreement under the Ameritrade Holding Corporation 1996 Long-Term Incentive Plan, as amended and restated (refer to Exhibit (a)(1)(I)(i) above)

(d)(2)	Ameritrade Holding Corporation 1996 Long-Term Incentive Plan as amended and restated (refer to Exhibit (a)(1)(I)(ii) above)

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13e-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TD AMERITRADE HOLDING CORPORATION
/s/ William J. Gerber
William J. Gerber
Chief Financial Officer

Date: February 22, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated February 22, 2007

(a)(1)(B)	Form of e-mail announcing offer

(a)(1)(C)	Letter to all eligible employees from Karen Ganzlin

(a)(1)(D)	Election form

(a)(1)(E)	Withdrawal form

(a)(1)(F)	Form of confirmation and reminder e-mails

(a)(1)(G)	Form of e-mail invitation

(a)(1)(H)	Form of option amendment under the Ameritrade Holding Corporation 1996 Long-Term Incentive Plan, as amended and restated

(a)(1)(I)(i)	Form stock option agreement under the Ameritrade Holding Corporation 1996 Long-Term Incentive Plan, as amended and restated

(a)(1)(I)(ii)	Ameritrade Holding Corporation 1996 Long-Term Incentive Plan as amended and restated

(b)	Not applicable

(d)(1)	Form stock option agreement under the Ameritrade Holding Corporation 1996 Long-Term Incentive Plan, as amended and restated (refer to Exhibit (a)(1)(I)(i) above)

(d)(2)	Ameritrade Holding Corporation 1996 Long-Term Incentive Plan as amended and restated (refer to Exhibit (a)(1)(I)(ii) above)

(g)	Not applicable

(h)	Not applicable